Exhibit 99.38
news release

401 Bay Street, Suite 2010,
P.O. Box 118	Shares outstanding: 108,019,658
Toronto, Ontario
Canada M5H 2Y4	TSX: BLE, BLE.WT.A
Frankfurt: A6R
March 26, 2007
BLUE PEARL REPORTS CASH FLOW FROM OPERATING
ACTIVITIES OF US$75.4 MILLION IN 2006
Highlights of 2006 reflecting acquisition of Thompson Creek Metals Company (TCMC) (all in U.S. dollars):
•	Revenues for the fourth quarter and full year 2006 totaled $150.8 million — all occurring from sales mainly of molybdenum in the 67 days following the acquisition — amounting to approximately $2.25 million per day in the period October 26 to December 31, 2006.

•	Cash flow from operating activities, mostly in the post-acquisition period, totaled $75.4 million.

•	Company ended 2006 with cash balances of $98.1 million after paying, subsequent to closing, $61.5 million owed to the TCMC vendors relating to accounts receivable as provided for in the TCMC acquisition agreement. The Company’s cash balances as of March 22, 2007 were approximately $135 million after also paying $64.3 million, including a prepayment premium, to discharge the Second Lien Credit Facility on March 15, 2007.

•	Molybdenum production costs for output from the Thompson Creek and Endako mines averaged $6.28 per pound while realized prices on molybdenum sales averaged $25.74 per pound.

•	Net loss of $20.6 million in 2006 includes $68.9 million of inventory purchase price adjustment included in operating expenses and a non-cash charge of $14.5 million for stock options compensation.

•	Conference call and webcast for analysts and investors scheduled for March 27, at 10:00 a.m. Eastern

Blue Pearl Mining Ltd., the world’s largest publicly traded, pure molybdenum producer, today announced financial results for the year ended December 31, 2006 prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless otherwise indicated.
Blue Pearl’s revenues totaled $150.8 million in 2006, derived mainly from the sale of molybdenum products subsequent to the Company’s acquisition on October 26, 2006 of Thompson Creek Metals Company (TCMC). No revenues were earned by Blue Pearl in 2005 as it was in the development stage.
Operating expenses in 2006, which were incurred by TCMC during the period October 26 to December 31, 2006, totaled $145.1 million. Included in operating expenses was an acquisition expense of $68.9 million related to the inventory portion of the TCMC purchase price adjustment. TCMC held 7.8 million pounds of molybdenum in inventory on the acquisition date and this inventory was deemed to be purchased by Blue Pearl, for accounting purposes, at fair value, resulting in an uplift of inventory costs of $98.5 million over the original book value. Of this, $68.9 million was charged to operating expenses in 2006 and the remaining $29.6 million is expected to be charged to operating expenses in the first quarter of 2007 as the related inventory is sold. Blue Pearl had no operating expenses in 2005.
Among the Company’s other 2006 expenses was a non-cash charge of $14.5 million for stock-based compensation as a result of options being granted to 110 members of management, senior operations personnel, directors and other staff. Stock-based compensation in 2005 was $0.4 million.
General and administrative expenses totaled $4.6 million in 2006, compared with $1.5 million in 2005. Exploration and development expenses, which were mainly related to the Davidson Project, were $8.6 million in 2006 versus $2.3 million a year earlier.
Net loss for 2006 was $20.6 million or $0.36 per basic and diluted share, compared with a net loss for 2005 of $4.1 million or $0.13 per basic and diluted share. The per share figures are based on a weighted-average number of shares outstanding of 57,688,000 in 2006 and 31,879,000 in 2005. As of December 31, 2006, there were 100,528,000 shares outstanding.
Cash generated by operating activities totaled $75.4 million in 2006, compared with cash used of $2.7 million in 2005.
Cash balances were $98.1 million as at December 31, 2006 versus $6.9 million a year earlier.
During 2006, mainly to finance the TCMC acquisition, the Company raised $233.7 million from equity issues and incurred $401.9 million in long-term debt. In 2005, $9.8 million was raised from equity issues.

Total assets at the end of 2006 were $935.7 million, up from $8.4 million a year earlier.
Revenues in the fourth quarter of 2006 were $150.8 million. There were no revenues in the fourth quarter of 2005. Net loss was $12.4 million or $0.14 per basic and diluted share in the fourth quarter of 2006, compared with $2.5 million or $0.06 per basic and diluted share in the corresponding period of 2005.
In 2006, the Company, following the TCMC acquisition, produced 3.84 million pounds of molybdenum at an average production cost of $6.28 per pound. The Company’s U.S. operations produced 2.47 million pounds at an average cost of $5.83 per pound while the Canadian operations produced 1.37 million pounds at an average cost of $7.30 per pound. The amounts produced reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Company. The average costs reflect production costs, including roasting costs, for molybdenum from the Thompson Creek and Endako mines only.
Outlook
The price of molybdenum, which averaged $4.50 per pound between 1994 and 2004, peaked at $40 per pound in June 2005 and has since moderated somewhat. In 2006, the average price of molybdenum remained historically strong at approximately $25 per pound. The expected trends in supply and demand for molybdenum suggest a positive near-term outlook for the price. Barring a world recession, demand for molybdenum is expected to continue to grow. In the absence of new supply coming from China and given numerous constraints on overall production growth outside of China, the price of molybdenum is expected to remain relatively strong in the near future.
As previously announced, the Company is expecting to produce 21 million pounds of molybdenum in 2007 and 27 million pounds in 2008 from its existing Thompson Creek and Endako mines. This production profile and the anticipated strong sales prices are expected to produce strong cash flow for the Company and to allow the Company to meet its cash requirements for operations, capital expenditures, debt payments and any contingent payment accruing during 2007.
One of the Company’s goals is to reduce its long-term debt. As previously announced, the Company prepaid in full its $61.9 million Second Lien Credit Facility plus a prepayment premium of $2.5 million on March 15, 2007. The remaining bank debt of approximately $340 million (First Lien Credit Facility), on which the Company is required to pay principal of $18.75 million per quarter in 2007, can be prepaid without penalty and if molybdenum prices remain sufficiently strong then debt payments will be made above the scheduled minimum amounts. The Company’s cash balances on March 22, 2007 were approximately $135 million. As of the end of March 2007, after the regular quarterly payment on the First Lien is made at month-end, Blue Pearl’s bank debt is expected to be less than $320 million.

Both the Thompson Creek and Endako Mines are developing new plans based on a reevaluation of mineral resources and reserves assuming a long-term molybdenum price of $10 per pound and updated costs. Previous mine plans had assumed a long-term price of $5 per pound at Thompson Creek and $3.50 per pound at Endako. The new plans are expected to increase reserves and mine life at both operations when they are completed in 2007.
The Davidson Deposit, which is Canada’s largest undeveloped molybdenum deposit, is important to the Company’s future as it represents an opportunity for organic growth at low capital cost. The deposit’s high-grade core is easily accessible with minimal impact to the environment. A feasibility study including a new mineral reserve estimate is currently underway and is expected to be completed during the second quarter of 2007.
Additional information on the Company’s financial position is available in Blue Pearl’s 2006 Financial Statements and Management’s Discussion and Analysis, which will be filed with SEDAR (www.sedar.com) and posted on the Company’s website (www.bluepearl.ca).
Conference call and webcast
Blue Pearl will hold a conference call for analysts and investors to discuss its 2006 financial results on March 27, 2007 at 10 a.m. (Eastern).
Ian McDonald, Executive Chairman, Kevin Loughrey, President and Chief Executive Officer, and Derek Price, Chief Financial Officer, will be available to answer questions during the call.
To participate in the call, please dial 416-695-6623 or 1-877-323-2090 about five minutes prior to the start of the call.
A live audio webcast of the conference call will be available at www.ccnmatthews.com and www.bluepearl.ca.
An archived recording of the call will be available at 416-695-5275 or 1-888-509-0081 (Passcode 641830) from 12:00 p.m. on March 27 to 11:59 p.m. on April 3. An archived recording of the webcast will also be available at Blue Pearl’s website.
About Blue Pearl Mining Ltd.
Blue Pearl is the world’s fifth-largest molybdenum producer. In October 2006, the Company purchased the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Blue Pearl is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto,

Ontario. It also has executive offices in Vancouver, British Columbia and Denver, Colorado (including sales and marketing). More information is available at www.bluepearl.ca.
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.
The following are the Company’s consolidated financial statements, excluding notes, for 2006 and 2005.

Consolidated Balance Sheets
December 31, 2006 and 2005
(US dollars in thousands)

	2006	2005
Assets
Current assets
Cash and cash equivalents	$98,059	$6,915
Accounts receivable	84,476	272
Product inventory	131,269	—
Material and supplies inventory	25,498	—
Prepaid expenses	3,015	20
Income taxes recoverable	1,195	—
Future income and mining taxes	468	—

	343,980	7,207

Property, plant and equipment	480,187	1,159
Reclamation deposits	23,005	—
Restricted cash	8,081	31
Deferred finance fees	13,267	—
Future income and mining taxes	20,902	—
Goodwill	46,322	—

	$935,744	$8,397

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$38,794	$1,348
Income taxes payable	30,602	—
Current portion of long-term debt	77,284	—
Future income and mining taxes	17,237	—

	163,917	1,348

Long-term debt	333,789	—
Asset retirement obligations	25,992	193
Sales contract liability	11,421	—
Severance and retention	8,008	—
Future income and mining taxes	168,566	—

	711,693	1,541

Shareholders’ Equity
Common shares	210,857	11,867
Warrants	35,445	646
Contributed surplus	14,953	422
Deficit	(27,579)	(6,936)
Foreign currency translation adjustment	(9,625)	857

	224,051	6,856

	$935,744	$8,397

Consolidated Statements of Loss
December 31, 2006 and 2005
(US dollars and share amounts in thousands, except per share amounts)

	2006	2005
Revenues
Molybdenum sales	$147,676	$—
Tolling and calcining	3,167	—

	150,843	—

Cost of sales
Operating expenses	139,115	—
Selling and marketing	1,239	—
Depreciation and depletion	4,718	—
Accretion	27	—

	145,099	—

Income from mining operations	5,744	—

Other (income) expenses
General and administrative	4,568	1,470
Exploration and development	8,635	2,313
Interest and finance fees	9,139	—
Stock-based compensation	14,547	434
Interest income	(1,183)	(139)
Other	(1,047)	35

	34,659	4,113

Loss before income taxes	(28,915)	(4,113)

Income and mining taxes (recoverable)
Current	23,133	—
Future	(31,405)	—

	(8,272)	—

Net loss	$(20,643)	$(4,113)

Loss per share — basic and diluted	$(0.36)	$(0.13)

Weighted-average number of shares outstanding	57,688	31,879

Consolidated Statements of Deficit
December 31, 2006 and 2005
(US dollars in thousands)

	2006	2005
Balance, beginning of year	$(6,936)	$(2,823)
Net loss	(20,643)	(4,113)

Balance, end of year	$(27,579)	$(6,936)

Consolidated Statements of Cash Flows
December 31, 2006 and 2005
(US dollars in thousands)

	2006	2005
Operating Activities
Net loss	$(20,643)	$(4,113)
Items not affecting cash:
Depreciation and depletion	4,718	—
Accretion	27	—
Amortization of finance fees	406	—
Stock-based compensation	14,547	434
Future income and mining taxes	(31,405)	—
Unrealized derivative losses	660	—
Gain on sale of marketable securities	—	(2)
Change in non-cash working capital	107,134	958

Cash generated by (used in) operating activities	75,444	(2,723)

Investing Activities
Property, plant and equipment	(4,514)	—
Acquisitions, net of cash acquired	(600,428)	(874)
Restricted cash	(138)	—
Proceeds from disposition of marketable securities	—	11
Reclamation deposit	(235)	(31)

Cash used in investing activities	(605,315)	(894)

Financing Activities
Equity issues	233,701	9,822
Long-term debt	401,855	—
Finance fees	(13,673)	—
Repayments of long-term debt	(367)	—

Cash generated by financing activities	621,516	9,822

Effect of exchange rate changes on cash	(501)	—

Increase in cash and cash equivalents	91,144	6,205

Cash and cash equivalents, beginning of year	6,915	710

Cash and cash equivalents, end of year	$98,059	$6,915

For more information, please contact:

Ian McDonald, Executive Chairman	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Wayne Cheveldayoff, Director, Investor Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@bluepearl.ca